UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

GENENCOR INTERNATIONAL, INC.

(Name of the Issuer)

GENENCOR INTERNATIONAL, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

368709 10 1
(CUSIP Number of Class of Securities)

Jean-Jacques Bienaimé
Genencor International, Inc.
925 Page Mill Road
Palo Alto, CA 94304
(650) 846-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Keith A. Flaum, Esq.
Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
(650) 843-5000

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Calculation of Filing Fee

Transaction	Amount of filing fee (2)
Valuation (1) $676,053,224	$79,572

(1)	For purposes of calculating fee only. This amount is based upon the purchase of 35,119,648 shares of Common Stock, par value $0.01 per share, of Genencor International, Inc., at a purchase price of $19.25 per share net in cash.

(2)	Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on December 9, 2004, is based on a fee rate of $117.70 per million dollars of the Transaction Valuation.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $79,572

Form or Registration No.:  Schedule TO

Filing Party:  Danisco A/S, Danisco Holding USA Inc., DH Subsidiary Inc. and A/S PSE 38 nr. 2024

Date Filed:  February 15, 2005

This Amendment No. 1 amends and supplements the Schedule 13E-3 dated February 15, 2005 (the "Schedule 13E-3"), relating to the tender offer by DH Subsidiary Inc. ("Acquisition Sub"), a Delaware corporation and an indirect wholly-owned subsidiary of Danisco A/S, a Danish corporation ("Danisco"), to purchase all of the outstanding shares of Genencor common stock, $0.01 par value per share (the "Shares") not owned by Danisco and its subsidiaries, for a purchase price of $19.25 per Share, net to each selling stockholder in cash, without interest thereon, upon the terms and subject to the conditions set forth in Danisco's Offer to Purchase dated February 15, 2005 (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule 13E-3, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule 13E-3.

This Amendment No. 1 is being made to file Exhibit (c)(2) and to make certain technical corrections to the Exhibit Index. Item 16 of the Schedule 13E-3 is amended and restated as set forth below:

Item 16.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated February 15, 2005 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO)

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO).

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO).

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO).

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO).

(a)(1)(vii)	Summary Advertisement published February 16, 2005 (incorporated by reference to Exhibit (a)(1)(vii) of the Schedule TO).

(a)(1)(viii)	Text of Joint Press Release issued by Danisco A/S and Genencor International, Inc. on January 27, 2005 (incorporated by reference to Exhibit 99.1 to Schedule TO filed by Danisco A/S on January 27, 2005).

(a)(2)	Schedule 14d-9 Solicitation or Recommendation Materials (incorporated by reference to Schedule 14d-9 filed by Genencor International, Inc. on February 15, 2005).

(a)(5)(i)	Complaint of Ronald Zappolla against Genencor International, Inc., et al., Civil Action No. 1052-N, filed in the Court of Chancery of the State of Delaware on January 27, 2005 (incorporated by reference to Exhibit (a)(5)(i) of Schedule TO).

(a)(5)(ii)	Complaint of Mirfred Partners LLC against Genencor International, Inc., et al., Civil Action No. 1053-N, filed in the Court of Chancery of the State of Delaware on January 27, 2005 (incorporated by reference to Exhibit (a)(5)(ii) of Schedule TO).

(a)(5)(iii)	Complaint of Dennis Rice against Genencor International, Inc., et al., Civil Action No. 105CV 034734, filed in Superior Court of the State of California, County of Santa Clara on January 27, 2005 (incorporated by reference to Exhibit (a)(5)(iii) of Schedule TO).

(a)(5)(iv)	Complaint of Walter Slobodan against Genencor International, Inc., et al., Civil Action No. 1072-N, filed in the Court of Chancery of the State of Delaware on February 4, 2005 (incorporated by reference to Exhibit (a)(5)(iv) of Schedule TO).

(a)(5)(v)	Complaint of John Baker against Genencor International, Inc. et al. Civil Action No. 105CV 035309, filed in the Superior Court of the State of California, County of Santa Clara on February 8, 2005 (incorporated by reference to Exhibit (a)(5)(v) of Schedule TO).

(a)(5)(vi)†	Presentation of Lehman Brothers to the Board of Directors of Genencor International, Inc., dated June 3, 2004.*

(a)(5)(vii)†	Presentation of Lehman Brothers to the Board of Directors of Genencor International, Inc., dated September 8, 2004.*

(a)(5)(viii)	Memo from Genencor International, Inc. to Lehman Brothers dated March 18, 2004.*

(b)	Commitment Letter, dated February 4, 2005, from Danske Bank to Danisco A/S (incorporated by reference to Exhibit 99.8 to Schedule 13D filed by Danisco A/S on February 7, 2005).

(c)(1)	Presentation of UBS Securities LLC to the Special Committee of the Board of Directors of Genencor International, Inc., dated December 22, 2004.*

(c)(2)	Presentation of UBS Securities LLC to the Special Committee of the Board of Directors of Genencor International, Inc., dated January 25, 2005.

(c)(3)	Presentation of UBS Securities LLC to the Special Committee of the Board of Directors of Genencor International, Inc., dated January 26, 2005.*

(c)(4)	Opinion of UBS Securities LLC, dated January 26, 2005 (incorporated by reference to Annex B of Schedule 14d-9 filed by Genencor International, Inc. on February 15, 2005).

(d)(1)	Acquisition Agreement, dated January 27, 2005, among Danisco A/S, DH Subsidiary Inc. and Genencor International, Inc. (incorporated by reference to Exhibit 2.1 to Genencor International, Inc.'s current report on Form 8-K dated January 27, 2005).

(d)(2)	Stock Purchase Agreement, dated January 27, 2005, among Danisco A/S, DH Subsidiary Inc., Eastman Chemical Company and Eastman Chemical Company Investments, Inc. (incorporated by reference to Exhibit (d)(2) to Schedule TO).

(d)(3)(i)	Stockholder Agreement, dated July 25, 2000, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.5 to Amendment No. 4 to Genencor International, Inc.'s registration statement on Form S-1 (Registration No. 333-36452) filed on July 26, 2000).

(d)(3)(ii)	First Amendment to Stockholder Agreement, dated February 16, 2001, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.2 to Genencor International, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).

(d)(3)(iii)	Second Amendment to Stockholder Agreement, dated November 15, 2002, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.3 to Genencor International, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).

(d)(3)(iv)	Third Amendment to Stockholder Agreement, dated April 2, 2003, among Danisco, Eastman and the Issuer (incorporated by reference to Exhibit 10.4 to the Issuer's annual report on Form 10-K for the year ended December 31, 2003).

(d)(3)(v)	Fourth Amendment to Stockholder Agreement, dated January 27, 2005, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.1 to Genencor International, Inc.'s current report on Form 8-K dated January 27, 2005).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex C in the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	None.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENENCOR INTERNATIONAL, INC.

By:	/s/ Jean-Jacques Bienaimé Name: Jean-Jacques Bienaimé Title: Chairman, Chief Executive Officer and President

Dated: February 16, 2005